Mail Stop 4561

August 23, 2006

Ms. Stephanie G. Dimarco
Chief Executive Officer and President
Advent Software, Inc.
301 Brannan Street
San Francisco, California 94107

> **Re:** **Advent Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **File No. 000-26994**

Dear Ms. Dimarco:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 52

1.	Your disclosure indicates the increase in deferred revenues was caused, in part, by more contracts signed on a term model. Tell us your consideration of disclosing the reasons why signing more contracts on a term model would increase deferred revenues. In addition, tell us your consideration of disclosing the cash flow impact of transiting your business from a perpetual license to a term license sales model on accounts receivable and deferred revenues. In this respect, tell us whether there were any changes in your accounts receivable billing cycle. Address whether you receive advanced collections from customers on the term license model or whether cash is collected over the term of the license agreement. We refer you to Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.	Your disclosure indicates you allocate 55% of the term license contact price to license revenue and 45% to maintenance and recurring revenues based on your assessment of the relative economic value of the two elements. Clarify why you believe it is appropriate to allocate fair value of the elements in these arrangements for presentation purposes when you are not able to allocate fair value for recognition purposes. In this respect, since you do not have VSOE to allocate fair value to the elements in your term license arrangements, revenue should be combined for those arrangements and separately presented in one financial statement caption on your consolidated statement of operations. The reclassification of this revenue and its corresponding cost of sales may be presented in future filings.

3.	Your disclosure on page 103 indicates you defer certain sales and marketing expenses related to your term licenses. Clarify the sales and marketing expenses you defer and the accounting literature you apply. If the expenses relate to incremental direct costs, tell us how your policy complies with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. In addition, tell us you consideration of disclosing your policy for these costs.

4.	We note your policy disclosure for subscription-based and transaction based revenues. Please clarify the following with respect to your policy:

- We note you offer your software in a hosting model based on your disclosure on page 30. Explain whether the application of EITF No. 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services. In your response provide the amount of hosting revenues recognized for all periods presented.

- Your disclosure on page 41 discusses revenues generated from "Geneva-related assets under administration." Clarify the products and services you sell in these arrangements and the accounting guidance you apply to such arrangements. As part of your response, clarify whether revenue is generated from the quarterly fees received or whether the quarterly fees are the manner in which you receive payment for your sales.

5. Your disclosure indicates you estimate returns for maintenance and professional services. Clarify why a return provision is necessary for maintenance and professional services performed. In this respect, clarify whether there are contractual acceptance provisions that allow customers to receive a refund for maintenance and professional services performed. Tell us how your accounting complies with paragraph 20 of SOP 97-2, Section A.3.b of SAB Topic 13 and paragraph 6 of SFAS 48.

Supplementary Quarterly Financial Data (Unaudited), page 102

6. Your disclosure indicates you did not defer license, maintenance and professional services revenue, together with related expenses in sales and marketing, on certain term license arrangements in accordance with SOP 97-2 for each of the quarters of fiscal year 2005. In light of this disclosure, tell us how you determined you maintained effective controls over your accounting for revenue recognition as of December 31, 2005. In this respect, tell us the basis for your conclusion that there was not a material weakness in your controls over accounting for revenue recognition as of December 31, 2005.

Exhibits 31.1 and 31.2

7. We note theses exhibits include the titles "Chief Executive Officer and President" and "Chief Financial Officer" from the lead-in of the certification. Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release 34-46427 and the Division of Corporation Finance Staff Alert dated March 5, 2005. Please clarify how you plan to comply with this guidance.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

8.   Your disclosure indicates you offer single year term licenses and you allocate revenue to the delivered component using the residual method as you have established VSOE of fair value of the undelivered elements. However, your disclosure also indicates you have established VSOE of fair value of the license, maintenance and professional service elements. Clarify the delivered element for which you have not established VSOE of fair value. In addition, clarify how your policy for establishing VSOE of fair value of the term license and maintenance by reference to a stated renewal rate complies with paragraph 57 of SOP 97-2 and Section 5100.53 of the AICPA Technical Practice Aids. As part of your response, please tell us the term of the maintenance agreement. In addition, clarify whether the term license and maintenance agreement are renewed together.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Stephanie G. Dimarco
Advent Software, Inc.
August 23, 2006
page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief